Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
FAX: 512/463-5709

Filing Fee: $300



**Certificate of Formation
Limited Liability Company**

**Filed in the Office of the
Secretary of State of Texas
Filing #: 803102516 08/27/2018
Document #: 833420010002
Image Generated Electronically
for Web Filing**

Article 1 - Entity Name and Type

The filing entity being formed is a limited liability company. The name of the entity is:

Louis and Zelie, LLC

Article 2 – Registered Agent and Registered Office

☐ A. The initial registered agent is an organization (cannot be company named above) by the name of:

OR

☑ B. The initial registered agent is an individual resident of the state whose name is set forth below:

Name:
Mastrangelo A. Joseph

C. The business address of the registered agent and the registered office address is:

Street Address:
2815 Shotwell Ct   Missouri City TX 77459

Consent of Registered Agent

☐ A. A copy of the consent of registered agent is attached.

OR

☑ B. The consent of the registered agent is maintained by the entity.

Article 3 - Governing Authority

☐ A. The limited liability company is to be managed by managers.

OR

☑ B. The limited liability company will not have managers. Management of the company is reserved to the members. The names and addresses of the governing persons are set forth below:

Managing Member 1: **Mastrangelo A. Joseph**   Title: **Managing Member**

Address: **2815 Shotwell Ct   Missouri City TX, USA 77459**

Article 4 - Purpose

The purpose for which the company is organized is for the transaction of any and all lawful business for which limited liability companies may be organized under the Texas Business Organizations Code.

Supplemental Provisions / Information

N/A

[The attached addendum, if any, is incorporated herein by reference.]

Organizer

The name and address of the organizer are set forth below.

Joseph A. Mastrangelo   **2815 Shotwell Ct., Missouri City, TX 77459**

Effectiveness of Filing

☑ A. This document becomes effective when the document is filed by the secretary of state.

OR

☐ B. This document becomes effective at a later date, which is not more than ninety (90) days from the date of its signing. The delayed effective date is:

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Joseph A. Mastrangelo

Signature of Organizer

FILING OFFICE COPY

01-300
(Rev.9-16/20)

TEXAS SALES AND USE TAX PERMIT

This permit is not transferable, and this side must be prominently displayed in your place of business.

Retailers: A seller may NOT accept a copy of this permit in lieu of a properly completed exemption or resale certificate. A certificate is necessary to document why tax is not collected on a sale.

You must obtain a new permit if there is a change of ownership, location, or business location name.

TAXPAYER NAME, BUSINESS LOCATION NAME, and PHYSICAL LOCATION

LOUIS AND ZELIE, LLC

ZELIE BEANS COFFEE
12808 W AIRPORT BLVD STE 260B
SUGAR LAND   TX   77478-6188
FORT BEND COUNTY

NAICS: 311920   Coffee and Tea Manufacturing
WE SHOW THIS BUSINESS IN THE FOLLOWING LOCAL SALES TAX AUTHORITIES:
CITY: SUGAR LAND   EFF: 04/01/2020

Type of permit	
SALES AND USE TAX	
Taxpayer number	
3-20682-0963-7	
Location number	
00001	
First business date of location	
04/01/2020	

Glenn Hegar
Comptroller of Public Accounts

You may need to collect sales and/or use tax for other local taxing authorities depending on your type of business.
For additional information, see "Collecting Local Sales and Use Tax" section on the back of this document.
If you have any questions regarding sales tax, visit our website at www.comptroller.texas.gov or call us at 1-800-252-5555.

Detach here and prominently display your permit only. Retain the portion below for your records.

Is the Information Printed on this Permit Correct?

The information printed on your permit is public information. It must be accurate and current. If there is an error, make corrections on the form below. Enter the correct information for incorrect items only. Detach the form and mail it to:

Comptroller of Public Accounts
111 E. 17th Street
Austin, TX 78774-0100

More helpful information about your permit is on the back of this document.

Texas Sales and Use Tax Permit Corrections Form

Taxpayer name shown on the permit
LOUIS AND ZELIE, LLC

Taxpayer number shown on the permit	Location number shown on the permit
. 32068209637	. 00001

If you need to make changes to your local sales tax authorities or to the NAICS code printed on your permit, see information on the back of this form.

Correct business location name
•

Correct business location (no P.O. Box or directions accepted)
•

City	State	ZIP code	County
•	•		

Correct taxpayer name	Daytime phone (Area code and number)
•	

Correct mailing address
•

City	State	ZIP code	Federal Employer Identification Number
•	•		

If you are **no longer in business**, enter the date of your last business transaction.

sign here ▶	Taxpayer or authorized agent	Date



000000893

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
Louis and Zelie, LLC

This Single-member LLC Operating Agreement represents Louis and Zelie, LLC that was formed in the State of Texas on August 27 2018, hereinafter known as the "Company".

Joseph Mastrangelo of 6639 La Granada Dr., Houston, Texas, 77083 is recognized as the sole member of the Company (the "Member(s)").

NOW, THEREFORE, for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, it is agreed as follows:

<u>1. Name and Principal Place of Business</u>

The name of the Company is Louis and Zelie, LLC with a principal place of business at 12808 W. Airport Blvd. #260B, Sugar Land, Texas, 77478. The mailing address shall be the same address as the principal office location.

<u>2. Registered Agent</u>

The name of the Registered Agent is Joseph Mastrangelo with a registered office located at 12808 W. Airport Blvd. #260B, Sugar Land, Texas, 77478 for the service of process as of August 28 2018. This may change at any time by the Company filing an amendment with the Secretary of State, or respective office, in the State of Texas.

<u>3. Formation</u>

The Company was formed on August 27 2018, when the Member(s) filed the Articles of Organization with the office of the Secretary of State pursuant to the statutes governing limited liability companies in the State of Texas (the "Statutes").

<u>4. Purpose</u>

The purpose of the Company is to engage in and conduct any and all lawful businesses, activities or functions, and to carry on any other lawful activities in connection with or incidental to the foregoing, as the Member(s) in their discretion shall determine.

<u>5. Term</u>

The term of the Company shall be perpetual, commencing on the filing of the Articles of Organization of the Company, and continuing until terminated under the provisions set forth herein.

<u>6. Member(s) Capital Contributions</u>

The Member(s) shall be making a Capital Contribution described as: $5,000 upfront capital and sweat equity.

<u>7. Distributions.</u>

The Member may make such capital contributions (each a "Capital Contribution") in such amounts and at such times as the Member shall determine. The Member shall not be obligated to make any Capital Contributions. The Member may take distributions of the capital from time to time in accordance with the limitations imposed by the Statutes.

A "Capital Account" for the Member shall be maintained by the Company. The Member's Capital Account shall reflect the Member's capital contributions and increases for any net income or gain of the Company. The Member's Capital Account shall also reflect decreases for distributions made to the Member and the Member's share of any losses and deductions of the Company.

8. Books, Records and Tax Returns

The Company shall maintain complete and accurate books and records of the Company's business and affairs as required by the Statutes and such books and records shall be kept at the Company's Registered Office and shall in all respects be independent of the books, records and transactions of the Member.

The Company's fiscal year shall be the calendar year with an ending month of December. The Member intends that the Company, as a single member LLC, shall be taxed as a Sole Proprietorship in accordance with the provisions of the Internal Revenue Code.

9. Bank Accounts

All funds of the Company shall be deposited in the Company's name in a bank account or accounts as chosen by the Member(s). Withdrawals from any bank accounts shall be made only in the regular course of business of the Company and shall be made upon such signature or signatures as the Member(s) from time to time may designate.

10. Management of the Company

The business and affairs of the Company shall be conducted and managed by the Member(s) in accordance with this Agreement and the laws of the State of Texas.

11. Ownership of Company Property

The Company's assets shall be deemed owned by the Company as an entity, and the Member shall have no ownership interest in such assets or any portion thereof. Title to any or all such Company assets may be held in the name of the Company, one or more nominees or in "street name", as the Member may determine.

Except as limited by the Statutes, the Member may engage in other business ventures of any nature, including, without limitation by specification, the ownership of another business similar to that operated by the Company. The Company shall not have any right or interest in any such independent ventures or to the income and profits derived therefrom.

12. Dissolution and Liquidation

The Company shall dissolve and its affairs shall be wound up on the first to occur of (i) At a time, or upon the occurrence of an event specified in the Articles of Organization or this Agreement. (ii) The determination by the Member that the Company shall be dissolved.

Upon the death of the Member, the Company shall be dissolved. By separate written documentation, the Member shall designate and appoint the individual who will wind down the Company's business and transfer or distribute the Member's Interests and Capital Account as designated by the Member or as may otherwise be required by law.

Upon the disability of a Member, the Member may continue to act as Manager hereunder or appoint a person to so serve until the Member's Interests and Capital Account of the Member have been transferred or distributed.

13. Indemnification

The Member (including, for purposes of this Section, any estate, heir, personal representative, receiver, trustee, successor, assignee and/or transferee of the Member) shall not be liable, responsible or accountable, in damages or otherwise, to the Company or any other person for: (i) any act performed, or the omission to perform any act, within the scope of the power and authority conferred on the Member by this agreement and/or by the Statutes except by reason of acts or omissions found by a court of competent jurisdiction upon entry of a final judgment rendered and un-appealable or not timely appealed ("Judicially Determined") to constitute fraud, gross negligence, recklessness or intentional misconduct; (ii) the termination of the Company and this Agreement pursuant to the terms hereof; (iii) the performance by the Member of, or the omission by the Member to perform, any act which the Member reasonably believed to be consistent with the advice of attorneys, accountants or other professional advisers to the Company with respect to matters relating to the Company, including actions or omissions determined to constitute violations of law but which were not undertaken in bad faith; or (iv) the conduct of any person selected or engaged by the Member.

The Company, its receivers, trustees, successors, assignees and/or transferees shall indemnify, defend and hold the Member harmless from and against any and all liabilities, damages, losses, costs and expenses of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred by the Member (including amounts paid in satisfaction of judgments, in settlement of any action, suit, demand, investigation, claim or proceeding ("Claim"), as fines or penalties) and from and against all legal or other such costs as well as the expenses of investigating or defending against any Claim or threatened or anticipated Claim arising out of, connected with or relating to this Agreement, the Company or its business affairs in any way; provided, that the conduct of the Member which gave rise to the action against the Member is indemnifiable under the standards set forth herein.

Upon application, the Member shall be entitled to receive advances to cover the costs of defending or settling any Claim or any threatened or anticipated Claim against the Member that may be subject to indemnification hereunder upon receipt by the Company of any undertaking by or on behalf of the Member to repay such advances to the Company, without interest, if the Member is Judicially Determined not to be entitled to indemnification as set forth herein.

All rights of the Member to indemnification under this Agreement shall (i) be cumulative of, and in addition to, any right to which the Member may be entitled to by contract or as a matter of law or equity, and (ii) survive the dissolution, liquidation or termination of the Company as well as the death, removal, incompetency or insolvency of the Member.

The termination of any Claim or threatened Claim against the Member by judgment, order, settlement or upon a plea of *nolo contendere* or its equivalent shall not, of itself, cause the Member not to be entitled to indemnification as provided herein unless and until Judicially Determined to not be so entitled.

14. Miscellaneous

This Agreement and the rights and liabilities of the parties hereunder shall be governed by and determined in accordance with the laws of the State of Texas. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement, which shall remain in full force and effect.

The captions in this Agreement are for convenience only and are not to be considered in construing this Agreement. All pronouns shall be deemed to be the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require. References to a person or persons shall include partnerships, corporations, limited liability companies, unincorporated associations, trusts, estates and other types of entities.

This Agreement, and any amendments hereto, may be executed in counterparts all of which taken together shall constitute one agreement.

This Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter hereof. It is the intention of the Member(s) that this Agreement shall be the sole agreement of the parties, and, except to the extent a provision of this Agreement provides for the incorporation of federal income tax rules or is expressly prohibited or ineffective under the Statutes, this Agreement shall govern even when inconsistent with, or different from, the provisions of any applicable law or rule. To the extent any provision of this Agreement is prohibited or otherwise ineffective under the Statutes, such provision shall be considered to be ineffective to the smallest degree possible in order to make this Agreement effective under the Statutes.

Subject to the limitations on transferability set forth above, this Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, executors, administrators, successors and assigns.

No provision of this Agreement is intended to be for the benefit of or enforceable by any third party.

IN WITNESS WHEREOF, the Member(s) have executed this Agreement on August 28 2018.

The Member(s) of Louis and Zelie, LLC



Joseph Mastrangelo

Amendment
Louis and Zelie, LLC

Joseph Mastrangelo Contributed a total of $5,000 in up front capital and he also contributed full time hours without pay to grow the business. He owns 10,000,000 member units of Louis and Zelie, LLC with 100% (one hundred percent) ownership.

Joseph Mastrangelo
Sole Member
Louis and Zelie, LLC